SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)
INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 6)*
Ramco-Gershenson Properties Trust

(Name of Issuer)
Common Shares of Beneficial Interest, Par Value $0.01 Per Share

(Title of Class of Securities)
751452202

(CUSIP number)
Arthur L. Gallagher
Executive Vice President, General Counsel and Corporate Secretary
Equity One, Inc.
1600 Northeast Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664

(Name, address and telephone number of person authorized to receive notices and communications)
September 11, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	No. 751452202	Page	2	of	5

1	NAMES OF REPORTING PERSONS Equity One, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	No. 751452202	Page	3	of	5
     This Amendment No. 6 amends and supplements the Schedule 13D filed on March 5, 2009 by the Reporting Person, as amended by Amendment No. 1 filed on March 30, 2009, Amendment No. 2 filed on April 10, 2009, Amendment No. 3 filed on April 21, 2009, Amendment No. 4 filed on April 29, 2009 and Amendment No. 5 filed on May 13, 2009 (the “Schedule 13D”) with respect to the shares of beneficial interest, par value $0.01 per share (the “Common Shares”), of Ramco-Gershenson Properties Trust, a real estate investment trust organized under the laws of the state of Maryland (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 6 is being filed to amend and supplement Item 5 of the Schedule 13D. Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.
Item 5. Interest in Securities of the Issuer.
     The information set forth in Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)	As of the close of business on September 11, 2009, the Reporting Person did not beneficially own any Common Shares.
     The information set forth in Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:
(c)	The trading dates, numbers of shares sold and the weighted average price per share for all transactions in the Common Shares from the 60th day prior to September 11, 2009 by the Reporting Person are set forth in Appendix C.
     The information set forth in Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:
(e)	On September 11, 2009, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer.
     The information set forth in Appendix C to the Schedule 13D is hereby amended and restated in its entirety by Appendix C attached hereto.

CUSIP No.	No. 751452202	Page	4	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     EXECUTED as of this 11th day of September, 2009.

By:	/s/ Arthur L. Gallagher
Arthur L. Gallagher
Executive Vice President, General Counsel and Corporate Secretary

CUSIP No.	No. 751452202	Page	5	of	5
APPENDIX C
Open Market Transactions in the Common Shares

	Number of Shares	Weighted Average Price Per Share
Date of Transaction	Purchased (Sold)	(after commissions, if any)
9/09/2009	(180,000)	$9.0131
9/11/2009	(1,610,000)	8.4992